Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published the “Announcement of China Southern Airlines Company Limited on the Proposed Authorization by General Meeting to Xiamen Airlines Company Limited on the Provision of Guarantees to Hebei Airlines Company Limited and Jiangxi Airlines Company Limited” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board China Southern Airlines Company Limited Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

5 May 2017

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2017-021

Announcement of

China Southern Airlines Company Limited on

the Proposed Authorization by General Meeting

to Xiamen Airlines Company Limited on the Provision of

Guarantees to Hebei Airlines Company Limited

and Jiangxi Airlines Company Limited

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement do not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

Important notice:

● Information on the authorization on provision of guarantees: it is proposed to authorize Xiamen Airlines Company Limited (“Xiamen Airlines”) to provide guarantees to Hebei Airlines Company Limited (“Hebei Airlines”) and Jiangxi Airlines Company Limited (“Jiangxi Airlines”) with an aggregate balance up to RMB4.5 billion and RMB1.2 billion or equivalent in foreign currency during the period from 1 July 2017 to 30 June 2018, respectively;

● Xiamen Airlines shall provide guarantee for Jiangxi Airlines on the premise that Jiangxi Aviation Investment Co., LTD. (“Jiangxi Aviation Investment”), the other shareholder of Jiangxi Airlines, shall provide, in proportion to its contribution, corresponding counter guarantee to Xiamen Airlines;

● The current balance of guarantees provided by Xiamen Airlines to Hebei Airlines and Jiangxi Airlines are approximately RMB1,178.906 million and RMB0, respectively;

● Accumulative overdue amount of the guarantees: as at the date of this announcement, the overdue amount in respect of the loan guarantees for training costs of self-sponsored trainee pilots provided by China Southern Airlines Company Limited (the “Company”) and Xiamen Airlines, a subsidiary of the Company, is approximately RMB19.3472 million and RMB1.3775 million, respectively;

● The proposed authorization on provision of guarantees is subject to consideration and approval at the general meeting.

I. OVERVIEW OF THE AUTHORIZATION ON THE PROVISION OF GUARANTEE

In accordance with the Articles of Association of Company, the Board unanimously approved the following resolutions by way of written resolution on 5 May 2017:

1. to authorize Xiamen Airlines to provide guarantees to Hebei Airlines and Jiangxi Airlines with an aggregate balance up to RMB4.5 billion and RMB1.2 billion or equivalent in foreign currency during the period from 1 July 2017 to 30 June 2018, respectively;

2. to authorize the legal representative of Xiamen Airlines (or his authorized person) to deal with all procedures in relation to the abovementioned guarantees, including but not limited to executing relevant agreements and documents. Xiamen Airlines shall provide guarantee for Jiangxi Airlines on the premise that Jiangxi Aviation Investment, the other shareholder of Jiangxi Airlines, shall provide, in proportion to its contribution, corresponding counter guarantee to Xiamen Airlines;

3. to submit the aforesaid matters to the general meeting of the Company for consideration.

The number of Directors supposed to be present was 11, of which 11 attended in person. The Directors approved the above resolutions unanimously after consideration. The manner and procedures for considering the relevant resolutions were in compliance with the provisions of the Company Law and the Articles of Association of the Company.

II. BASIC INFORMATION OF THE GUARANTEED PARTY

(I) Basic information of the guaranteed party

1. Name of guaranteed party: Hebei Airlines Company Limited

Place of registration: World Trade Plaza Hotel, No. 303 Zhongshan East Road, Shijiazhuang

Legal representative: Zhao Dong

Registered capital: RMB2.6 billion

Business scope: Domestic (including Hong Kong, Macau and Taiwan) air passenger and cargo transport services; international (to the neighboring countries) air passenger and cargo transport services; operation and management of dedicated roads for airport; advertising design, production, agency and publishing; leasing of aviation equipment, tools and devices, and sale of aviation equipment (except for the operation prohibited or restricted by the laws, regulations and the decisions of The State Council); and import and export goods and technologies (except for the international prohibition and those need to approved).

Material contingencies affecting solvency of the guaranteed party: None

Shareholding structure: Hebei Airlines is owned as to 99.47% by Xiamen Airlines and 0.53% by Shenyang Zhongrui Investment Co., Ltd., respectively.

Financial information for the latest one year and one period :

Unit: RMB million

Item	As at 31 December 2016	As at 31 March 2017 (unaudited)
Total assets	4,714	4,757
Total liabilities	2,749	2,730
Total bank loans	208	227
Total current liabilities	2,138	2,163
Net assets	1,965	2,027
Item	2016	January-March 2017 (unaudited)
Revenue	1,687	528
Net profit	134	62

2. Name of guaranteed party: Jiangxi Airlines Company Limited

Place of registration: Changbei International Airport, Xinjian District, Nanchang, Jiangxi Province

Legal representative: Wang Lexi (王乐熙)

Registered capital: RMB2.0 billion

Business Scope: Domestic air passenger and cargo transport services (the Company has been granted the license for this business and permitted to operate this business until 7 December 2018); domestic trades (excluding goods under exclusive rights, goods under special government control and monopolized goods); self-operation and agent of import and export business of all kinds of goods and technology (except those the import and export of which by the Company is limited or prohibited by the state); other not-listed retail businesses (excluding the items as to which permission and approval is required); all kinds of domestic advertising design, production, publishing and agency (as to those items for which approval shall be obtained according to laws, approval of relevant departments shall be obtained before carrying out any business activities as to such items).

Material contingencies affecting solvency of the guaranteed party: None

Shareholding structure: Hebei Airlines is owned as to 60% by Xiamen Airlines and 40% by Jiangxi Aviation Investment, respectively.

Financial information for the latest one year and one period:

Unit: RMB million

Item	As at 31 December 2016	As at 31 March 2017 (unaudited)
Total assets	1,487.87	1,596.70
Total liabilities	163.31	228.88
Total bank loans	0	0
Total current liabilities	133.31	188.88
Net assets	1,324.56	1,367.81
Item	2016	January-March 2017 (unaudited)
Revenue	309.18	116.37
Net profit	-95.44	-36.75

(II) Relationship of the Guaranteed Party with the Guarantor

Xiamen Airlines, a subsidiary of the Company, is owned as to 55% by the Company, 34% by Xiamen Jianfa Group Co., Ltd. and 11% by Fujian Investment and Development Group Company Limited. Hebei Airlines is a subsidiary of Xiamen Airlines, which owns 99.47% shareholdings of Hebei Airlines. Jiangxi Airlines is a 60%-controlled subsidiary of Xiamen Airlines.

III. THE MAIN CONTENTS OF GUARANTEE AGREEMENT

Xiamen Airlines currently has not entered into any relevant guarantee agreement with any third-party entity. The foregoing approved guarantee limit shall be only the guarantee limit available to be provided by Xiamen Airlines as authorized. As to the specific guarantee amount within the foregoing guarantee limit, the guarantee contract entered into with relevant financial institutions shall prevail. The Company will perform its information disclosure obligations according to the actual signing of guarantee contract.

IV. OPINIONS OF THE BOARD

The Board believes that Xiamen Airlines provides guarantee for Hebei Airlines and Jiangxi Airlines, taking full considerations of their actual needs for production, operation and development. This would help to expand the financing channels of Hebei Airlines and Jiangxi Airlines, reduce their financing costs and satisfy their needs for current and new loans, meeting the overall needs for the development of the Company and Xiamen Airlines. The Board approved to propose to the latest general meeting for giving an authorization to Xiamen Airlines to provide, from 1 July 2017 to 30 June 2018 to Hebei Airlines and Jiangxi Airlines, a respective guarantee with an accumulative balance of not more than RMB4.5 billion and RMB1.2 billion or equivalent in foreign currency.

The important decisions and daily operations of Hebei Airlines and Jiangxi Airlines, the subsidiaries of Xiamen Airlines, are under the absolute control of Xiamen Airlines, and hence the significant risks are foreseeable and under effective management. Xiamen Airlines has developed strict fund raising standards for strictly monitoring the fund raising of Hebei Airlines and Jiangxi Airlines. The Board is of the opinion that Hebei Airlines and Jiangxi Airlines have adequate solvency under centralized operation and management by Xiamen Airlines. The Board requires Xiamen Airlines to report to the Company on a monthly basis the accumulative balance of the guarantee provided to such two companies, and based on their actual operation conditions, timely adjust investment plans, so as to reduce investment risks.

The independent Directors of the Company express their independent opinions on the foregoing matters as follows: 1. The Board approved to authorize Xiamen Airlines to provide respectively to its subsidiaries, Hebei Airlines and Jiangxi Airlines, a respective guarantee with an accumulative balance of not more than RMB4.5 billion and RMB1.2 billion or equivalent in foreign currency, and other relevant matters. The Board also approved to submit the relevant matters to the general meeting for consideration, taking full considerations of the actual needs for production, operation and development of Hebei Airlines and Jiangxi Airlines. This would help to expand the financing channels of such two companies, reduce their financing costs and satisfy their needs for current and new loans, meeting the overall needs for the development of the Company and Xiamen Airlines and also in the interests of the Company and all shareholders; 2. The guaranteed parties Hebei Airlines and Jiangxi Airlines both are the subsidiaries of Xiamen Airlines. And the guarantee for Jiangxi Airlines is based on the premise that Jiangxi Aviation Investment, the other shareholder of Jiangxi Airlines, shall provide, in proportion to its contribution, corresponding counter guarantee to Xiamen Airlines. Therefore, the Company and Xiamen Airlines can effectively control and prevent the guarantee risks, and no damage will be caused to the interests of the Company and all shareholders; 3. The decision-making procedures of the Board in respect of the abovementioned guarantees are in compliance with the requirements of the listing rules of the listing place and the Articles of Association of the Company, and are legitimate and effective.

V. ACCUMULATED AMOUNT OF EXTERNAL GUARANTEES AND OVERDUE GUARANTEES

As at the date of this announcement, the Company and Xiamen Airlines provided loan guarantees for self-sponsored trainee pilots with respect to their training fees. The outstanding loan guaranteed was RMB354.6114 million and RMB35.8738 million, respectively, representing approximately 0.82% and 0.08% of the latest audited net assets, respectively. The total guarantee amount provided by the Company for Southern Airlines No. 1 (Tianjin) Leasing Company Limited (南航一号租赁（天津）有限公司), Southern Airlines No. 3 (Tianjin) Leasing Company Limited (南航三号租赁（天津）有限公司), Southern Airlines No. 4 (Guangzhou) Leasing Company Limited (南航四号租赁（广州）有限公司) and Southern Airlines No. 9 (Guangzhou) Leasing Company Limited (南航九号租赁（广州）有限公司) which are the wholly-owned subsidiaries of the Company was US$155.95 million, representing approximately 2.5% of the latest audited net assets of the Company. The external guarantee amount provided by Xiamen Airlines for its subsidiary Hebei Airlines Company Limited was RMB1,178.5265 million, representing approximately 2.73% of the latest audited net assets of the Company. The overdue amount of guarantees provided by the Company and Xiamen Airlines are approximately RMB20.7247 million.

VI. DOCUMENTS AVAILABLE FOR INSPECTION

1. Resolutions of the Board

2. Independent opinions from the independent Directors in relation to proposed authorization by general meeting to Xiamen Airlines on the provision of guarantees to Hebei Airlines and Jiangxi Airlines

Board of Directors of

China Southern Airlines Company Limited

5 May 2017